As filed with the Securities and Exchange Commission on 16 August , 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Results for the month of August 2002


                                  Crucell N.V.
       (Exact name of Registrant as Specified in its Charter) Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                            Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                 No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                  Crucell logo

              Crucell and Johns Hopkins Announce Research Agreement
                        for Human Antibodies against LCH.

Leiden, The Netherlands, August 16, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced a cooperative agreement with The Sidney Kimmel Comprehensive Cancer Center (SKCCC) at Johns Hopkins, Baltimore, USA to conduct research on therapeutic human monoclonal antibodies for treatment of Langerhans Cell Histiocytosis (LCH).

Crucell has identified a panel of fully human monoclonal antibodies that bind to LCH cells. Under the terms of the agreement, the SKCCC at Johns Hopkins will validate these antibodies in its proprietary LCH models.

"Johns Hopkins has unique expertise in the field of LCH. Through this collaboration, we hope to contribute to the development of new treatments for this rare condition," said Dr. Ton Logtenberg, Chief Scientific Officer of Crucell.

LCH is a rare and sometimes fatal condition that most commonly affects young children. It arises when histiocytes, cells normally found in the body, collect in abnormally large numbers. There is significant need for improved therapeutics for LCH, since the conventional treatment of steroids and chemotherapy is unpredictable and is often associated with severe side effects. Monoclonal antibodies are expected to be more efficacious and less toxic than the current therapies available.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.


For further information please contact:

Crucell N.V.                                 Hill & Knowlton Nederland B.V.
Louise Dolfing                               Arie Bos
Communications Officer                       Tel. +31-(0)20-404 4707
Tel. +31-(0)71-524 8863                      Fax. +31-(0)20-644 9736
Fax. +31-(0)71-524 8935                      abos@hillandknowlton.com
l.dolfing@crucell.com

Noonan Russo Presence, New York
Mary Claire Duch
Tel. +1-212-845-4278
Fax.+1-212-696-9180
m.duch@nrp-euro.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Crucell N.V.



                                                  By: /s/ Leonard Kruimer
                                                      Chief Financial Officer


Date: August 16, 2002